UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 0001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant’s name into English)

Suite 1750 - 1066 W. Hastings Street
Vancouver BC, Canada, V6E 3X1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F [ X ] Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW PACIFIC METALS CORP.

Dated: July 26, 2023	By:	/s/ Jalen Yuan
Jalen Yuan
Chief Accounting Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Material Change Report dated February 16, 2023